SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 30, 2020.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Autonomous City of Buenos Aires, April 30th 2020

To

CNV/BYMA/MAE

Re.: Relevant Event Notice

Please be advised that at the General and Special Shareholders’ Meeting held on the date hereof, the representative of the shareholder ANSES-FGS proposed to call a 30-day recess to this Meeting, pursuant to the provisions of section 247 of the Argentine Business Companies Act No. 19550, in order to discuss the issues stated in paragraphs (ii) and (iv) of item #9 of the Agenda, according to which the Shareholders’ Meeting shall evaluate the appointment of: “(ii) one regular director to hold office for one fiscal year, in order to fill the vacancy caused upon the resignation of Mr. Juan Martín Monge Varela and complete his term of office”; and “(iv) one alternate director to hold office for two fiscal years in order to fill the vacancy caused upon the resignation of Mr. Alejandro Guillermo Chiti and complete his term of office”. The motion was approved by majority vote of the shareholders present and the Meeting shall resume on May 27th at 11 AM. Notice that, pursuant to section 247 of the Argentine Business Companies Act No. 19550, only those shareholders who complied with the provisions of section 238 of the above mentioned Act shall be able to attend the Meeting.

Sincerely,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer